UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 000-30666

NETEASE, INC.

NetEase Building, No. 599 Wangshang Road

Binjiang District, Hangzhou, 310052

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

All of the proposed resolutions as set out in NetEase, Inc.’s Notice of the 2021 Annual General Meeting of Shareholders dated April 30, 2021, including a special resolution to amend and restate its Memorandum and Articles of Association were duly passed at its 2021 Annual General Meeting of Shareholders held on June 23, 2021. An announcement with respect to the foregoing which was made with The Stock Exchange of Hong Kong Limited is attached to this Form 6-K as Exhibit 99.1. The Amended and Restated Memorandum and Articles of Association, effective as of today, are attached to this Form 6-K as Exhibit 1.1.

Exhibits

Exhibit 1.1 – Amended and Restated Memorandum and Articles of Association of NetEase, Inc.

Exhibit 99.1 – Results of the 2021 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ Charles Zhaoxuan Yang
		Name:	Charles Zhaoxuan Yang
		Title:	Chief Financial Officer

Date:	June 23, 2021

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